October 9, 2008

Ms. Ta Tanisha Meadows
United States Securities and Exchange Commission
Washington, D.C.  20549-0405

Dear Ms. Meadows:

In connection with your review of our recently filed 8-K, QSGI has made the recommended changes as follows:

Item 4.01 8-K Filed September 26, 2008:

 1.  Please revise the date of the report on the cover page to represent the date of the event reported.

Agreed and changed to September 24, 2008

2. With respect to the material weaknesses that were determined to be reportable events, please revise to include the disclosures specified in Item 304(a)(1)(iv)(B) and (C) of Regulation S-K.

Agreed and the following language was added:

In regards to the weaknesses, the Audit Committee of the Board of Directors and RubinBrown LLP
discussed the weaknesses and concur and has authorized RubinBrown to respond fully to the inquiries of the successor accountant concerning the subject matter of each weakness.

  3.  The period during which you had no consultation with your new independent accountant should include the most recent two fiscal years and the subsequent interim period immediately preceding  the engagement of Morison Cogen LLP on September 24, 2008.

  Agreed and the sentence was changed to read:

  and the subsequent periods through September 24, 2008.

Sincerely yours,
/s/ Edward L. Cummings
Edward L. Cummings
Chief Financial Officer and Treasurer